Resort Savers, Inc.
1004 Commercial Ave., #509

Anacortes, WA 98221-4117
Phone: (360) 873-8866
admin@resortsavers.net
www.resortsavers.net

VIA EDGAR

August 16, 2013

Max Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Resort Savers, Inc.

            Amendment No. 2 to Registration Statement on Form S-1

            Filed: July 16, 2013

            File No. 333-187437

Dear Mr. Webb:

This letter is in response to your comment letter dated July 24, 2013, with regard to Amendment no. 2 to Registration Statement Form S-1 filing of Resort Savers, Inc., a Nevada corporation (“Resort Savers” or the "Company") filed on July 16, 2013.  Responses to each comment have been keyed to your comment letter.

Prospectus Cover Page, page 1

1.      The reference has been updated accordingly.

Summary of Prospectus, page 3

2.      This section has been revised and updated accordingly and a risk factor has been expanded.

Description of Business, page 22

Principal Products, Services and Their Markets, page 22

3.      This disclosure has been added accordingly.

4.      This section has been revised and updated accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Plan of Operation, page 28

5.      The disclosure has been updated accordingly and additional information regarding “the required investment capital” has been added.

6.      This section has been revised and updated accordingly.

Certain Relationships and Related Transactions, page 36

7.      This disclosure has been revised and updated accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (admin@resortsavers.net).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Michelle LaCour

_____________________

Michelle LaCour, President